July 14, 2006

Mr. Joshua S. Forgione
Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 4561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Forgione:

On behalf of eSpeed Inc. ( the ‘‘Company’’), we are writing in response to the comment letter dated June 26, 2006 from you in connection with the Company’s Form 10-K for the year ended December 31, 2005 as filed on March 15, 2006.

The Company has addressed all of your comments resulting in enhanced or additional disclosures in the context of future filings.

For your convenience, the Company has restated your comments in full, and all of the Company’s responses are consistent with the numbering of the comments and headings used in your letter.

Form 10-K for the year ended December 31, 2005

Note 2. Summary of Significant Accounting Policies, page 62

Revenue Recognition
Transaction Revenues, page 62

1.	In future filings please expand your revenue recognition policy disclosure to clarify how revenues are earned in each of the various types of securities and related transactions.

Response #1

The Company intends to prospectively modify the language in the Transaction Revenues section of Note 2, Summary of Significant Accounting Policies, in its Form 10-Q for the period ended June 30, 2006, by adding the following:

Transaction Revenues:    The Company derives transaction revenues from related and unrelated parties. The Company’s related party transaction revenues, which consist of fully electronic, voice-assisted brokerage and screen-assisted open outcry transaction revenues, are generated when Cantor clears and/or transacts trades on or with the assistance of the Company’s trading platform. Related party transaction revenues are determined based on revenue sharing arrangements and commission rates negotiated with Cantor (see Note 10, Related Party Transactions, for more information regarding such negotiated revenue sharing arrangements and commission rates for these transactions). Unrelated party transaction revenues, which consist of fully electronic transaction revenues, are generated from transactions that are neither cleared nor transacted by Cantor. In the case of fixed fee contracts, transaction revenues are recognized ratably over the term of the contract. All other transaction revenues are recognized on a trade date basis.

Note 9. Commitments and Contingencies, page 73

2.	We note from your disclosure that you establish legal reserves in accordance with SFAS 5. Your description of each significant litigation matter does not provide a sufficient explanation as to the probable outcome and or estimated loss. Please revise your disclosure to clarify the nature of the material loss contingencies recorded in your financial statements in accordance with paragraph 9 of SFAS 5 and SAB Topic 5Y. In addition, for loss contingencies where no accrual is made please clarify whether there are any material contingent liabilities that are probable but not reasonably estimable or reasonably possible. If so, please revise to also provide the disclosures required by paragraph 10 of SFAS 5 and SAB Topic 5Y. Please show us how you will revise your disclosure in response to this comment.

Response #2

The Company does not believe it has any material legal liabilities that are probable but not reasonably estimable. The Company intends to prospectively change Legal Matters in Note 7, Commitments and Contingencies, in its Form 10-Q for the period ended June 30, 2006, as follows:

In the ordinary course of business, various legal actions are brought and are pending against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company’s business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

Legal reserves are established in accordance with SFAS No. 5, Accounting for Contingencies, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. As of June 30, 2006, there were no material legal contingencies for which the Company can estimate a possible loss or a range of losses.

By Summons and Complaint, dated October 30, 2002, eSpeed commenced an action in New York State Supreme Court against Municipal Partners LLC (‘‘MPLLC’’) seeking, among other things, damages as a result of MPLLC’s breach of a License and Services Agreement, under which MPLLC failed to pay eSpeed for ancillary information technology services and products provided to eSpeed, and failed to pay eSpeed a percentage of certain revenues derived by MPLLC from electronic trading. On November 19, 2002, MPLLC answered the Complaint. On April 1, 2004, MPLLC filed an amended Answer and Counterclaim. On May 25, 2004, eSpeed filed its reply to MPLLC’s Counterclaim. The parties have suspended active litigation pending settlement discussions. The proposed settlement arrangement does not involve any material payments or other obligations by the Company.

In June 2003, the Company filed a patent infringement suit against BrokerTec USA, LLC, BrokerTec Global, LLC, its parent, ICAP, PLC, Garban, LLC, its technology provider, OM Technology, and its parent company, OM AB (collectively, ‘‘BrokerTec’’), in the United States District Court for the District of Delaware. The suit centers on BrokerTec's and Garban's alleged infringement of U.S. Patent No. 6,560,580 issued on May 6, 2003, which expires in 2016, with respect to which eSpeed is the exclusive licensee. The patent covers a system and methods for auction-based trading of specialized items such as fixed income instruments. In a pre-trial ruling on February 7, 2005, the U.S. District Court in Delaware ruled that the BrokerTec ETN did not infringe the Company’s 580 Patent. On February 22, 2005, the jury found that the Garban GTN did infringe the Company’s 580 Patent but that there was a deficiency in the application which led to the 580 Patent, finding that the Company ‘‘failed to provide adequate written description of each and every element recited’’ in certain claims of the 580 Patent. Both parties requested attorneys' fees from the other party, which may be awarded by the court in exceptional cases. By Memorandum Order, dated December 5, 2005, the Court denied eSpeed's Motion for Judgment as a Matter of Law, or, in the Alternative, for a New Trial, and also denied BrokerTec's Motion for

Judgment as a Matter of Law on Invalidity and Non-Infringement. In Post-Trial Findings of Fact and Conclusions of Law dated February 22, 2006, the Court found that the 580 Patent was unenforceable due to inequitable conduct, but denied the defendants’ request for an award of attorneys’ fees. Final judgment was entered on April 3, 2006. By notice dated April 27, 2006, the Company appealed to the U.S. Court of Appeals for the Federal Circuit. BrokerTec did not appeal the Court’s denial of attorneys’ fees.

In August 2004, Trading Technologies International, Inc. (‘‘TT’’) commenced an action in the United States District Court, Northern District of Illinois, Eastern Division, against the Company. In its complaint, TT alleged that the Company infringed and continues to infringe U.S. Patent No. 6,766,304, which issued on July 20, 2004 and U.S. Patent 6,772,132, which issued on August 3, 2004. TT also filed a motion for preliminary injunction seeking to preclude the Company from making, selling, and offering to sell a product that allegedly infringes such patents. A hearing on TT's motion for preliminary injunction was held on December 2, 2004. On February 9, 2005, the Court denied TT's motion for a preliminary injunction. The Court determined that the Company had not raised a substantial question concerning the validity or infringement of the patents but that TT had not proved that it would suffer irreparable harm absent an injunction. A trial date for this case has not yet been set. On March 16, 2005, TT filed an amended Complaint against the Company and added infringement allegations against Ecco and ITSEcco. On April 6, 2005, eSpeed and Ecco answered the Complaint in which the Company denied the infringement allegations. At the same time, eSpeed and Ecco filed a Counterclaim seeking a declaration that the patents in suit are invalid, the Company does not make, use or sell any product that infringes any claims of the patents in suit, and the patents in suit are unenforceable because of inequitable conduct before the U.S. Patent and Trademark Office during the prosecution of the patents. On April 18, 2005, ITSEcco filed a motion to dismiss TT's complaint against it for lack of personal jurisdiction. TT agreed to dismiss ITSEcco from the lawsuit but added eSpeed International and EccoWare LLC as defendants in a Second Amended Complaint. On January 5, 2006, the Company answered TT's Second Amended Complaint in which the Company denied the infringement allegations. At the same time, the Company filed an Amended Counterclaim seeking a declaration that the patents in suit are invalid, the Company does not make, use or sell any product that infringes any claims of the patents in suit, the patents in suit are unenforceable because of inequitable conduct before the U.S. Patent and Trademark Office during the prosecution of the patents, and the patents are unenforceable due to TT's patent misuse. Discovery is ongoing, and the Court consolidated for certain discovery and Markman hearing purposes the Company’s case with other patent infringement cases brought by TT against other defendants. A Markman hearing currently is scheduled for June 1, 2006. No trial date is currently set. If TT ultimately prevails in this litigation, the Company may be required to pay TT damages and/or certain costs and expenses, and the Company may be forced to modify or withdraw certain products from the market. Both parties requested attorneys' fees from the other party, which may be awarded by the Court in exceptional cases.

In February 2005, Mircuz Partners, LLC filed a purported class action complaint in the United States District Court for the Southern District of New York against eSpeed, Cantor Fitzgerald, L.P. and certain affiliated entities, as well as Howard Lutnick and Lee Amaitis, on behalf of all persons who purchased the securities of eSpeed from August 12, 2003 to July 1, 2004, alleging that eSpeed made ‘‘material false positive statements during the class period’’ and violated certain provisions to the U.S. Securities Exchange Act of 1934, as amended, and certain rules and regulations thereunder. Two similar class action complaints were subsequently filed. In May 2006, the Court entered a Judgment in defendants’ favor. The time for the plaintiffs to appeal the Judgment has expired and the case has been dismissed with prejudice.

In addition to the matters discussed above, the Company is involved in other legal proceedings that have arisen in the ordinary course of business. None of the currently pending matters is expected to have a material adverse impact on the Company’s financial position but may be material to the Company’s results of operations or cash flows in a given period.

Note 12. Reverse Repurchase Agreements, page 75

3.	Please revise your disclosure to summarize the relevant terms of your repurchase agreement with Cantor including, but not limited to, the types of assets held as collateral, the interest rates used during the periods and how these rates are determined or reset as well as the settlement provisions. In addition, please tell us how your loans to Cantor, which are accounted for as collateralized financing transactions, meet the definition of cash equivalents. Refer to paragraph 7 – 10 of SFAS 95. Please show us how you will revise your disclosure in response to this comment.

Response #3

Paragraph 8 of statement 95 defines cash equivalents as ‘‘short-term, highly liquid investments that are both a) readily convertible to known amounts of cash and b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.’’ The Company believes that the reverse repurchase agreements it has entered into with Cantor meet the above requirements. The reverse repurchase agreements, which are fully collateralized, are transacted on an overnight basis through third-party custodians. Accordingly, the reverse repurchase agreements are readily convertible into the amount of cash stated in the agreements and, because the agreements are on an overnight basis, there is an insignificant risk of changes in value due to changes in interest rates.

The Company intends to prospectively change its reverse repurchase agreement disclosure in Note 9, Reverse Repurchase Agreements, in its Form 10-Q for the period ended June 30, 2006, as follows:

Cash and cash equivalents at June 30, 2006 and December 31, 2005 included $140.7 million and $141.4 million, respectively, of reverse repurchase agreements with Cantor. The Company enters into reverse repurchase agreements with Cantor as short-term investments as part of its overall cash management strategy. The Company’s reverse repurchase agreements mature on a next day basis. Interest rates for the reverse repurchase agreements are reset daily and approximate market rates, which are based on the Fed Funds Rate and the quality of the underlying collateral.

Reverse repurchase agreements are accounted for as collateralized financing transactions and are recorded at fair value, approximated by the contractual amount for which the securities can be resold, including accrued interest. It is the Company’s policy to require collateral with a market value equal to or in excess of the principal amount deposited. All collateral is held in third-party custodial accounts. The value and eligibility of the collateral deposited are determined daily by the third-party custodian, and the Company may require Cantor to deposit additional collateral or return amounts deposited when appropriate. Under the terms of these agreements, the securities collateralizing the reverse repurchase agreements are not permitted to be resold or repledged. Cash and collateral for each reverse repurchase agreement are settled daily. Of the $140.7 million held in reverse repurchase agreements as of June 30, 2006, $44.3 million is fully collateralized by U.S. government securities and $96.4 million is fully collateralized by eligible equity securities. The fair value of such collateral at June 30, 2006 and December 31, 2005 totaled $151.2 million and $150.7 million, respectively.

Additionally, the Company intends to prospectively change the language in the Cash and Cash Equivalents section of Note 2, Summary of Significant Accounting Policies, as follows:

The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. Cash equivalents consist of securities purchased under agreements to resell (reverse repurchase agreements) transacted on an overnight basis for the purpose of cash management and a money market fund. See Note 9, Reverse Repurchase Arrangements, for more information regarding the Company’s reverse repurchase arrangements.

Note 17. Options and Warrants, pages 80-81

4.	Please tell us how you considered the guidelines in Issues 24, 36 and 39 of EITF 00-23 in evaluating whether any of the stock options granted during 2004 and 2005 represent replacement awards of options cancelled granted during the respective years.

Response #4

The Company has considered the guidance outlined in Issues 24, 36 and 39 of EITF 00-23 in evaluating whether any of the stock options granted during 2004 and 2005 represent replacement awards of cancelled options during the respective years. No options granted during 2004 and 2005 represent replacement awards of cancelled options. The options shown in Note 17, Options and Warrants, of the Company’s Form 10-K for the year ended December 31, 2005 as cancelled during 2004 and 2005, 3,456,997 and 2,220,151 options, respectively, were options forfeited due to employee terminations. The Company believes that these line items would be more appropriately captioned ‘‘Forfeitures’’ and will recaption the line items beginning with its Form 10-Q for the period ended June 30, 2006. The Company adopted SFAS 123(R) as of January 1, 2006, and will adhere to the guidance prescribed therein relating to cancelled options, if any, in the future.

Undertakings

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments regarding the foregoing should be directed to the undersigned in New York at (212) 829-4707.

Very truly yours,

/s/ Howard W. Lutnick
Howard W. Lutnick
Chief Executive Officer